SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2022

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended on September 30, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2022	2Q 2022	% Change Increase (Decrease)	3Q 2021	% Change Increase (Decrease)
Revenue*	Specified Quarter	20,443,634	13,749,284	48.69	8,685,771	135.37
	Cumulative Basis	43,158,579	22,714,945	—	21,790,992	98.06

Operating Income	Specified Quarter	1,270,632	1,203,671	5.56	1,091,768	16.38
	Cumulative Basis	3,702,745	2,432,113	—	3,075,608	20.39

Income before	Specified Quarter	1,288,208	1,302,834	(1.12)	1,134,982	13.50
Income Tax Expense	Cumulative Basis	3,756,119	2,467,911	—	3,152,730	19.14

Net Income	Specified Quarter	933,385	986,832	(5.42)	824,396	13.22
	Cumulative Basis	2,792,689	1,859,304	—	2,361,647	18.25

Profit to the Equity Holders of the Parent Entity	Specified Quarter	899,811	922,746	(2.49)	778,238	15.62
	Cumulative Basis	2,661,745	1,761,934	—	2,197,936	21.10

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2022

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the nine-month period ended on September 30, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2022	2Q 2022	% Change Increase (Decrease)	3Q 2021	% Change Increase (Decrease)
Revenue*	Specified Quarter	19,396,423	12,788,707	51.67	7,942,808	144.20
	Cumulative Basis	40,280,392	20,883,969	—	19,703,102	104.44

Operating Income	Specified Quarter	1,107,783	992,832	11.58	932,702	18.77
	Cumulative Basis	3,092,172	1,984,389	—	2,587,985	19.48

Income before	Specified Quarter	1,128,792	1,092,888	3.29	975,148	15.76
Income Tax Expense	Cumulative Basis	3,169,012	2,040,220	—	2,662,503	19.02

Net Income	Specified Quarter	823,033	839,376	(1.95)	709,669	15.97
	Cumulative Basis	2,381,821	1,558,788	—	1,993,395	19.49

Profit to the Equity Holders of the Parent Entity	Specified Quarter	819,075	838,043	(2.26)	707,080	15.84
	Cumulative Basis	2,373,541	1,554,466	—	1,986,718	19.47

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 25, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President